Exhibit 99.4 Corporate Communications

CNH Industrial completes divestiture of Raven Engineered Films Division

The Company has concluded its planned repositioning of a business division deriving from its acquisition of Raven Industries with sale to Industrial Opportunity Partners.

London, April 29, 2022

CNH Industrial (NYSE: CNHI / MI: CNHI) announces that it has completed the sale of the Raven Engineered Films Division (EFD) to Industrial Opportunity Partners (IOP), an operations-focused private equity firm based in Evanston, Illinois, USA, for a purchase price of $350 million subject to customary closing adjustments.

The Raven EFD business, based in Sioux Falls, South Dakota, is a leading provider of highly-engineered polymer films and sheeting for agriculture, construction, geomembrane, and industrial applications. The business’s products are designed for critical applications and promote sustainability by protecting the Earth’s resources.

Goldman Sachs and Barclays acted as financial advisors to CNH Industrial and Wachtell, Lipton, Rosen & Katz acted as legal advisor to CNH Industrial.

CNH Industrial (NYSE: CNHI / MI: CNHI) is a world-class equipment and services company. Driven by its purpose of Breaking New Ground, which centers on Innovation, Sustainability and Productivity, the Company provides the strategic direction, R&D capabilities, and investments that enable the success of its five core Brands: Case IH, New Holland Agriculture and STEYR, supplying 360° agriculture applications from machines to implements and the digital technologies that enhance them; and CASE and New Holland Construction Equipment delivering a full lineup of construction products that make the industry more productive. Across a history spanning over two centuries, CNH Industrial has always been a pioneer in its sectors and continues to passionately innovate and drive customer efficiency and success. As a truly global company, CNH Industrial’s 37,000+ employees form part of a diverse and inclusive workplace, focused on empowering customers to grow, and build, a better world.

For more information and the latest financial and sustainability reports visit: cnhindustrial.com

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CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom